Avago Technologies Finance Pte. Ltd.
1 Yishun Avenue 7
Singapore 768923
January 5, 2007
CONFIDENTIAL
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance
Attn: Donald C. Hunt, Attorney-Advisor
           Mail Stop 6010

Re:	Registration Statement on Form F-4
File No. 333-137664
Dear Mr. Hunt:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Avago Technologies Finance Pte. Ltd. (the “Company”) hereby requests that the effective time of the Company’s Registration Statement on Form F-4, Registration No. 333-137664 (the “Registration Statement”), be accelerated to 12 p.m., Eastern standard time, on Tuesday, January 9, 2007 or as soon as practical thereafter.
     In connection with this request, the Company hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Company. The Company also acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company or the subsidiary co-issuers and guarantors from their full responsibility for adequacy and accuracy of the disclosure in the filing; and
•	neither the Company nor the subsidiary co-issuers or guarantors may assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.
[Signature Page Follows]

Sincerely yours,
/s/ Rex S. Jackson
Rex S. Jackson
Senior Vice President and General Counsel